Ecotality, Inc
6821 E Thomas Road
Scottsdale, AZ 85251

August 21, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010

RE:	Ecotality, Inc Form 10-KSB for the Year ended December 31, 2007 File No. 0-50983

Attn:	Rufus Decker Accounting Branch Chief

In response to your comment re our Form 10-KSB for the year ended December 31, 2007 pertaining to our evaluation of internal controls over our financial reporting; we are attaching our updated Controls and Procedures section. The attached section will be included in an amended Form 10-KSB after we receive confirmation from you that the updated section contains the appropriate verbage required to resolve your comment. We have underlined the changes made to the section.

We conducted our evaluation of internal controls over financial reporting, as required by Item 308 T (a) of Regulation S-B and have revised our document accordingly to reflect the conduct of the assessment and our conclusions that our disclosure and internal controls were effective as of the end of our fiscal year ending December 31, 2007.

Should you have any questions or comments with regad to this response, do not hesitate to contact us.

Sincerely

Barry S Baer
Chief Financial Officer

Exhibit 99.1

CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by us in the reports filed under the Securities Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Commission’s rules and forms.  Disclosure controls are also designed with the objective of ensuring that this information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.  In view of our restatement of the financial statements for the year ended December 31, 2006, management reevaluated its disclosure controls and deemed them ineffective.  During fiscal year 2007, we made the following changes in our disclosure controls to make them effective for gathering, analyzing and disclosing the information the information we are required to disclose in the reports filed under the Securities and Exchange Act of 1934, within the time periods specified in the Commission’s rules and forms.  These changes included adding an additional individual to record transactions in our books of account after they have been reviewed by appropriate company officials, reemphasized proper posting of transactions, having an independent accountant review transactions for compliance with applicable guidance, reviewing our chart of accounts to ensure that account classifications are in place, and ensuring accounting personnel attend continuing professional education. In addition to the above actions we have added a professional accountant to specifically oversee all reporting for us and our subsidiaries. We have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report . Based on the evaluation, we concluded that our disclosure controls and internal controls over financial reporting are effective for the year ended December 31, 2007.

Our management does not expect that our disclosure controls or internal controls over financial reporting will prevent all errors or all instances of fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Because of the inherent limitation of a cost-effective control system, misstatements due to error or fraud may occur and not be detected. There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.